NEXPOINT DIVERSIFIED REAL ESTATE TRUST

300 Crescent Court, Suite 700

Dallas, Texas 75201

May 30, 2024

BY EDGAR

Frank Knapp and Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NexPoint Diversified Real Estate Trust Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-32921

Ladies and Gentlemen:

This letter is in response to the letter dated May 16, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to NexPoint Diversified Real Estate Trust (the “Company”). For ease of reference, the text of the Staff’s comments is included below in bold-faced type, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 8. Equity Method Investments, page 112

1.

We note your presentation of NREF and VineBrook's summarized financial information. Please tell us how you considered Regulation S-X Rule 8-03(b)(3) in your determination to not provide summarized financial information for any additional individual investee that is significant or for any combination of investees that is significant. Within your response, please provide us with your applicable significance tests for individual and/or aggregated investees.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that with respect to our Form 10-K for the Fiscal Year Ended December 31, 2023, the Company qualified as a Smaller Reporting Company and therefore, considered the informal and non-authoritative interpretation of the Division of Corporation Finance’s Financial Reporting Manual, which provides in Section 2420.9 Smaller Reporting Companies – Annual and Interim Financial Statements [S-X 8-03] (Last updated: 6/30/2010), Note 1 Source of Requirement: “The smaller reporting company requirement for summarized financial information is located within the S-X 8-03 requirements for interim financial statements. Notwithstanding the location of this requirement, the Staff applies the S-X 8-03 requirement for summarized financial information to both annual and interim financial statements.”

The Company acknowledges Regulation S-X Rule 8-03(b)(3), which provides: “Sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee must be disclosed for equity investees that constitute 20 percent or more of a registrant’s consolidated assets, equity or income from continuing operations attributable to the registrant.” In applying Rule 8-03(b)(3), there is no explicit requirement nor guidance to assess the equity investees on an individual or aggregate basis.

Absent any other categorical instruction as it applies under Rule 8-03(b)(3), the Company assessed its equity method investees on an individual basis according to the investment’s value and income, consistent with its historical practice in its prior filings as a Smaller Reporting Company. No individual investment met the 20% threshold. However, the Company determined that the summarized financial information for NREF and VineBrook, as the only two public reporting companies and two of the largest of the Company’s investments based on the significance tests, should be disclosed.

The Company acknowledges that historically the NSP investee’s summarized financial information was also provided. However, NSP is not a publicly traded entity whose financial statements were subject to the SEC filing timeline and its annual audit had not yet been initiated at the time of the Company’s assessment. Furthermore, the fair value basis of the NSP investment had significantly diminished since the prior reporting period.

The applicable significance tests for our individual investees are detailed in Exhibit A.

The Company will reassess its eligibility to be qualified as a Smaller Reporting Company in accordance with Item 10(f)(1) of Regulation S-K and will reassess the significance test pursuant to the applicable rules in its future annual filings.

2.	We note your presentation of NREF and VineBrook’s summarized financial information. Please tell us how you determined it was appropriate to label such data as unaudited.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the date of NXDT’s filing, NREF and VineBrook had not yet completed their audits or filed their respective 10-Ks for the year ended December 31, 2023, and as such the Company elected to report their summarized financial on a quarter lag. The third quarter financial information presented for NREF and VineBrook were unaudited and labeled as such. The Company acknowledges our presentation also included summarized financial information for the year ended December 31, 2022. Section 2420.9 of the informal and non-authoritative Financial Reporting Manual, referenced in the Response above, provides: “Summarized annual financial data should not be labeled ‘unaudited’”. The Company will remove the “unaudited” label as it refers to any summarized annual financial information in future filings.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.

Very truly yours, /s/ Brian Mitts________________________ Brian Mitts Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

cc:          Justin S. Reinus, Partner, Winston & Strawn LLP
Charles T. Haag, Partner, Winston & Strawn LLP

Exhibit A

Asset Test

Equity Test

Income Test

*These two operating companies are separate reportable segments of VineBrook and conjunctly presented as VineBrook’s summarized financial information.